Filed by Chittenden Corporation

Pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of

1934, as amended

Subject Company: Granite State Bankshares, Inc.

Commission File No.: 0-14895

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations, and business of Chittenden Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: 1) the businesses of Chittenden and Granite State may not be combined successfully, or such combination may take longer to accomplish than expected; 2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; 3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; 4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; 5) the shareholders of Granite State may fail to approve the merger; 6) adverse governmental or regulatory policies may be enacted; and 7) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Chittenden’s filings with the Securities and Exchange Commission. Chittenden does not undertake or intend to update any forward-looking statements.

Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC’s website, (http://www.sec.gov). In addition, documents filed with the SEC by Chittenden can be obtained, without charge, by directing a request to Chittenden Corporation, Two Burlington Square, Burlington, Vermont 05401, Attn: General Counsel, telephone (802) 658-4000. In addition, documents filed with the SEC by Granite can be obtained, without charge, by directing a request to Granite State Bankshares, Inc., 122 West Street, Keene, New Hampshire 03431 Attn: Secretary, telephone (603) 352-1600. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Granite and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Granite and their ownership of Granite common stock is set forth in the proxy statement for Granite’s 2002 annual meeting of shareholders as filed on Schedule 14A with the SEC on March 14, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement dated January 21, 2003.

THE FOLLOWING ARE CORRESPONDENCE TO SHAREHOLDERS AND THE ELECTION FORM AND LETTER OF TRANSMITTAL IN CONNECTION WITH THE MERGER OF GRANITE STATE BANKSHARES, INC. WITH AND INTO CHITTENDEN CORPORATION PURSUANT TO AN AGREEMENT AND PLAN OF MERGER DATED AS OF NOVEMBER 7, 2002 BY AND BETWEEN CHITTENDEN CORPORATION AND GRANITE STATE BANKSHARES, INC.

February 12, 2003

TO THE HOLDERS OF COMMON STOCK OF GRANITE STATE BANKSHARES, INC.

On November 7, 2002, Granite State Bankshares, Inc. entered into an agreement and plan of merger with Chittenden Corporation pursuant to which Granite will merge with and into Chittenden. The proposed merger will occur following approval of the merger agreement by the shareholders of Granite at a special meeting of shareholders to be held on February 26, 2003 and the satisfaction or waiver of all other conditions to the merger, including approval by all requisite regulatory authorities. Please call Regan and Associates, Granite’s proxy solicitor, at 1-800-737-3426 if you have not received a copy of the Proxy Statement/Prospectus.

If the merger agreement is approved and the merger is subsequently completed, you will have the right to elect either:

•	$46.00 in cash (which is referred to as the cash consideration) for each share of Granite common stock that you hold;

•	1.64 shares of Chittenden common stock, plus cash in lieu of any fractional share, (which is referred to as the stock consideration) for each share of Granite common stock that you hold;

•	the cash consideration for half of the shares of Granite common stock that you hold and the stock consideration for the remaining shares of Granite common stock that you hold; or

•	no preference with respect to the receipt of the cash consideration or the stock consideration (“No Election”).

Your right to receive the form of merger consideration that you elect for your shares of Granite common stock is subject to the allocation procedures set forth in the merger agreement which are intended to ensure that 50% of the issued and outstanding shares of Granite common stock at the effective time of the merger (including any dissenting shares but excluding treasury shares) will be converted into the right to receive cash and 50% of these shares will be converted into the right to receive Chittenden common stock.

EquiServe Trust Company, N.A. has been designated as the exchange agent (the “Exchange Agent”) to exchange certificate(s) representing shares of Granite common stock for cash and/or a certificate representing the appropriate number of shares of Chittenden common stock.

In order to elect the form of consideration to be received in the merger, the accompanying Election Form and Letter of Transmittal, properly completed, signed and accompanied by ALL related certificate(s) of Granite Common Stock (or a properly completed guarantee of delivery), must be received by the Exchange Agent NO LATER THAN 5:00 P.M., NEW YORK TIME, ON MARCH 4, 2003 (the “Election Deadline”). If your Election Form and Letter of Transmittal and certificate(s) for Granite common stock are not received by the Election Deadline, your shares will be considered No Election shares.

If you have any questions relating to the surrender of your certificate(s) of Granite common stock or if you have lost certificate(s), please call the Exchange Agent at 1-800-969-3386. Any other questions should be directed to Regan and Associates, Inc., Granite’s proxy solicitor, at 1-800-737-3426.

You may also direct questions to Granite at the following address and telephone number:

Granite State Bankshares, Inc.

122 West Street

Keene, NH 03431-0627

(603) 352-1600

Attn: Charles B. Paquette

Important

Complete and sign the Election Form and the Letter of Transmittal according to the enclosed INSTRUCTIONS and mail or deliver these forms with your Granite common stock certificate(s) to the Exchange Agent.

For your election to be effective, the Election Form and Letter of Transmittal (accompanied by your Granite common stock certificate(s)) must be received by the Exchange Agent no later than 5:00 p.m., New York Time, on March 4, 2003.

It is recommended that the transmittal of your Granite common stock certificate(s) be made by registered mail, return receipt requested.

Sincerely,

Charles W. Smith

Chairman, President and Chief Executive Officer

2

February 12, 2003

TO THE HOLDERS OF COMMON STOCK OF GRANITE STATE BANKSHARES, INC. WHO WERE NOT SHAREHOLDERS ON THE RECORD DATE FOR THE VOTE ON THE MERGER

On November 7, 2002, Granite State Bankshares, Inc. entered into an agreement and plan of merger with Chittenden Corporation pursuant to which Granite will merge with and into Chittenden. The proposed merger will occur following approval of the merger agreement by the shareholders of Granite at a special meeting of shareholders to be held on February 26, 2003 and the satisfaction or waiver of all other conditions to the merger, including approval by all requisite regulatory authorities. Because you were not a shareholder of Granite on January 17, 2003, the record date for the vote of Granite shareholders at the special meeting, you did not previously receive a copy of the Proxy Statement/Prospectus, dated January 21, 2003. A copy of the Proxy Statement/Prospectus is enclosed for your information.

If the merger agreement is approved and the merger is subsequently completed, you will have the right to elect either:

•	$46.00 in cash (which is referred to as the cash consideration) for each share of Granite common stock that you hold;

•	1.64 shares of Chittenden common stock, plus cash in lieu of any fractional share, (which is referred to as the stock consideration) for each share of Granite common stock that you hold;

•	the cash consideration for half of the shares of Granite common stock that you hold and the stock consideration for the remaining shares of Granite common stock that you hold; or

•	no preference with respect to the receipt of the cash consideration or the stock consideration (“No Election”).

Your right to receive the form of merger consideration that you elect for your shares of Granite common stock is subject to the allocation procedures set forth in the merger agreement, which are intended to ensure that 50% of the issued and outstanding shares of Granite common stock at the effective time of the merger (including any dissenting shares but excluding treasury shares) will be converted into the right to receive cash and 50% of these shares will be converted into the right to receive Chittenden common stock.

EquiServe Trust Company, N.A. has been designated as the exchange agent (the “Exchange Agent”) to exchange certificate(s) representing shares of Granite common stock for cash and/or a certificate representing the appropriate number of shares of Chittenden common stock.

In order to elect the form of consideration to be received in the merger, the accompanying Election Form and Letter of Transmittal, properly completed, signed and accompanied by ALL related certificate(s) of Granite Common Stock (or a properly completed guarantee of delivery), must be received by the Exchange Agent NO LATER THAN 5:00 P.M., NEW YORK TIME, ON MARCH 4, 2003 (the “Election Deadline”). If your Election Form and Letter of Transmittal and certificate(s) of Granite common stock are not received by the Election Deadline your shares will be considered No Election shares.

If you have any questions relating to the surrender of your certificate(s) of Granite common stock or if you have lost certificate(s), please call the Exchange Agent at 1-800-969-3386. Any other questions should be directed to Regan and Associates, Inc., Granite’s proxy solicitor, at 1-800-737-3426.

You may also direct questions to Granite at the following address and telephone number:

Granite State Bankshares, Inc.

122 West Street

Keene, NH 03431-0627

(603) 352-1600

Attn: Charles B. Paquette

Important

Complete and sign the Election Form and the Letter of Transmittal according to the enclosed INSTRUCTIONS and mail or deliver these forms with your Granite common stock certificate(s) to the Exchange Agent.

For your election to be effective, the Election Form and Letter of Transmittal (accompanied by your Granite common stock certificate(s)) must be received by the Exchange Agent no later than 5:00 p.m., New York Time, on March 4, 2003.

It is recommended that the transmittal of your Granite common stock certificate(s) be made by registered mail, return receipt requested.

Sincerely,

Charles W. Smith

Chairman, President and Chief Executive Officer

2

ELECTION FORM AND LETTER OF TRANSMITTAL

To Accompany Certificates Representing Shares of Common Stock of

Granite State Bankshares, Inc.

This Election Form and Letter of Transmittal are being delivered in connection with the merger of Granite State Bankshares, Inc. (“Granite”) with and into Chittenden Corporation (“Chittenden”). If you wish to make an election, you must complete Box B below and the accompanying Letter of Transmittal.

BOX A: DESCRIPTION OF SHARES SURRENDERED See Instruction No. C(1)	(Please fill in. Attach separate sheet if needed.)

Name(s) and Address of Registered Holder(s) If there is any error in the name or address shown below, please make the necessary corrections.	Certificate No.(s)	Number of Shares	Number of Shares Held in a Dividend Reinvestment Plan

TOTAL SHARES F

☐ Please indicate here if your stock certificate(s) have been lost, stolen, misplaced or mutilated and contact Registrar and Transfer Company at 1-800-866-1340. See Instruction A(5)

PLEASE READ AND FOLLOW THE ATTACHED INSTRUCTIONS WHICH SET FORTH THE REQUIREMENTS THAT MUST BE COMPLIED WITH IN ORDER TO MAKE AN EFFECTIVE ELECTION.

BOX B:                 ELECTION

The undersigned elects (the “Election”) to have ALL of his, her or its shares of common stock of Granite, par value $1.00 per share (“Granite Common Stock”), represented by the certificate(s) enclosed with the accompanying Letter of Transmittal or as to which delivery is guaranteed, converted into the right to receive the merger consideration for the shares of Granite Common Stock represented by such certificate(s) as indicated below.

Please check only ONE of the following boxes and sign below. If you check more than one box, you will be considered to have made NO ELECTION:

☐         STOCK ELECTION.  The undersigned elects to receive a stock payment of 1.64 shares of common stock of Chittenden, par value $1.00 per share (“Chittenden Common Stock”), for each share of Granite Common Stock represented by the certificate(s) enclosed with the Letter of Transmittal or as to which delivery is guaranteed, plus cash in lieu of any fractional share (“Stock Election”).

☐         CASH ELECTION.  The undersigned elects to receive a cash payment of $46.00 for each share of Granite Common Stock represented by the certificate(s) enclosed with the Letter of Transmittal or as to which delivery is guaranteed (“Cash Election”).

☐         MIXED ELECTION.  The undersigned elects to receive (i) a cash payment of $46.00 per share for half of the shares of Granite Common Stock represented by the certificate(s) enclosed with the Letter of Transmittal or as to which delivery is guaranteed and (ii) a stock payment of 1.64 shares of Chittenden Common Stock for the remaining shares of Granite Common Stock represented by the certificate(s) enclosed with the Letter of Transmittal or as to which delivery is guaranteed (“Mixed Election”).

☐         NO ELECTION.  The undersigned makes no election with respect to the consideration to be received in exchange for the total number of shares of Granite Common Stock represented by the certificate(s) enclosed with the Letter of Transmittal or as to which delivery is guaranteed (“No Election”).

It is understood that this Election is subject to the terms, conditions and limitations set forth in the Agreement and Plan of Merger, dated as of November 7, 2002, between Chittenden and Granite (the “Merger Agreement”), the Proxy Statement/Prospectus dated January 21, 2003, this Election Form and the accompanying Letter of Transmittal.

Signature

Print Name Here

IMPORTANT:    To be effective, this Election Form along with the Letter of Transmittal, together with the certificate(s) representing the related shares of Granite Common Stock (or a properly completed notice of guaranteed delivery), must be received by EquiServe Trust Company, N.A. (the “Exchange Agent”) no later than 5:00 p.m., New York City Time, on March 4, 2003 (the “Election Deadline”). Deliveries made to addresses other than the address of the Exchange Agent set forth in Box E will not constitute valid deliveries and the Exchange Agent will have no responsibility for them.

CHITTENDEN MAY ADJUST AN ELECTION.    The Election made above will be honored to the extent possible, but because of the requirement that 50% of the total number of issued and outstanding shares of Granite Common Stock at the effective time of the merger (including any dissenting shares but excluding treasury stock) will be converted into the right to receive the cash consideration and 50% of the total number of issued and outstanding shares of Granite Common Stock (including any dissenting shares but excluding treasury stock) will be converted into the right to receive Chittenden Common Stock, whether you receive the amount of cash or stock you elect will depend in part on the election of other Granite shareholders Therefore, you may not receive exactly the form of consideration that you elect and may instead receive a pro rata amount of cash and Chittenden Common Stock.

If you have a preference for receiving either cash or Chittenden Common Stock for your shares of Granite Common Stock, you should return this Election Form and Letter of Transmittal indicating your preference. Granite shareholders who make an election will be accorded priority over those shareholders who make no election in instances where the cash consideration or stock consideration must be re-allocated among Granite shares in order to achieve the required ratio of Granite shares to be converted into cash and Chittenden Common Stock. If you do not make an election, you will be allocated cash and/or Chittenden Common Stock depending on the election made by other Granite shareholders. HOWEVER, EVEN IF YOU DO MAKE AN ELECTION, YOU MIGHT NOT RECEIVE ALL CASH, ALL STOCK OR HALF CASH AND HALF STOCK AS YOU ELECTED.

It is unlikely that elections will be made in the exact proportions provided for in the Merger Agreement. As a result, the Merger Agreement describes procedures to be followed if Granite shareholders in the aggregate elect to receive more or less of the Chittenden Common Stock than Chittenden has agreed to issue. These procedures are summarized below:

•	Granite Shareholders Oversubscribe for Chittenden Common Stock. If Granite shareholders elect to receive more Chittenden Common Stock than Chittenden has agreed to issue in the merger, then:

•	all Granite shareholders who have made a Cash Election or who have made No Election will receive cash for all their shares of Granite Common Stock;

•	all Granite shareholders who have made a Stock Election will receive a pro rata portion of the available Chittenden Common Stock plus cash for their shares of Granite Common Stock not converted into Chittenden Common Stock; and

•	Granite shareholders who have made a Mixed Election will receive cash for half of their shares of Granite Common Stock and a pro rata portion of available Chittenden Common Stock plus cash for their remaining shares of Granite Common Stock not converted into Chittenden Common Stock.

•	Granite Shareholders Undersubscribe for Chittenden Common Stock. If Granite shareholders elect to receive fewer shares of Chittenden Common Stock than Chittenden will issue in the merger, then all Granite shareholders who have made a Stock Election will receive Chittenden Common Stock. Granite shareholders who have made a Cash Election, Mixed Election or No Election will be treated in the following manner:

•	if the number of shares held by Granite shareholders who have made No Election is sufficient to make up the shortfall in the number of Chittenden shares that Chittenden is required to issue in the merger, then all Granite shareholders who have made a Cash Election will receive cash, all Granite shareholders who have made a Mixed Election will receive cash for half of their shares of Granite Common Stock and Chittenden Common Stock for their remaining shares of Granite Common Stock and those shareholders who made No Election will receive a combination of cash and Chittenden Common Stock in whatever proportion is necessary to make up the shortfall; or

•	if the number of shares held by Granite shareholders who have made No Election is insufficient to make up the shortfall, then all of those shares will be converted into Chittenden Common Stock, those Granite shareholders who have made a Mixed Election will receive Chittenden Common Stock for half of their shares of Granite Common Stock and their remaining shares of Granite Common Stock, together with Granite shares held by those Granite shareholders who have made a Cash Election, will be converted into a combination of cash and Chittenden Common Stock in whatever proportion is necessary to make up the shortfall.

Notwithstanding these allocation procedures, if an opinion of counsel cannot be rendered pursuant to the Merger Agreement to the effect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code, because of the market value of the shares of Chittenden Common Stock to be issued, Chittenden will reduce the number of shares of Granite Common Stock entitled to receive cash and correspondingly increase the number of shares of Granite Common Stock entitled to receive Chittenden Common Stock by the minimum amount necessary to enable such tax opinion to be rendered as set forth in the Merger Agreement, provided, that, in no event will either Granite or Chittenden be obligated to complete the transaction if Chittenden is required to issue in excess of 15% of the total number of shares of Chittenden outstanding immediately before the merger.

FRACTIONAL SHARE INTERESTS.    No fractional shares of Chittenden Common Stock will be issued in the exchange. A holder of Granite Common Stock who receives Chittenden Common Stock and is entitled to a fractional share will be paid cash in lieu of a fractional share. Such Granite holder will be paid an amount of cash (without interest) based on the average last sale price of Chittenden Common Stock as reported on the New York Stock Exchange over the five trading days immediately preceding the effective date of the merger, rounded to the nearest whole cent.

IMPORTANT YOU MUST FILL OUT THE LETTER OF TRANSMITTAL THAT ACCOMPANIES THIS ELECTION FORM IN ORDER TO PROPERLY COMPLETE YOUR ELECTION

YOU MUST COMPLETE THE BOX BELOW

BOX C:                             REQUIRED SIGNATURE(S) OF REGISTERED HOLDER(S) OR AGENT

The undersigned represents that I (we) have full authority to surrender the certificate(s) of Granite Common Stock for exchange and requests that the shares of Chittenden Common Stock and/or Payment Check be issued to the name and address in Box B unless instructions are given on Box G hereof. Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on the certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation or others acting in a fiduciary or representative capacity, please set forth full title. See Instruction C(7)

Registered Holder Title, if any	Registered Holder Title, if any

Date: ___________________     Phone No.: _______________     Date: ___________________     Phone No.: _______________

YOU MUST COMPLETE THE BOX BELOW

BOX D: SUBSTITUTE FORM W-9
SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN)	Part I—PLEASE PROVIDE YOUR TIN IN THE SPACE AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	Social Security No. or Employer Identification No. (if awaiting TIN write “Applied for” and check the box in Part III)

	Part II—For Payees exempt from backup withholding, see the enclosed Guidelines For Certification of Taxpayers Identification Number on Substitute Form W-9 and complete as instructed therein.	Part III Awaiting TIN: ☐

Certification: Under penalties of perjury, I certify that: (1) The number shown on this form is my correct taxpayer identification number, and (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you were no longer subject to backup withholding, do not cross out item (2).

See Instruction C(8) and the accompanying Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

PLEASE SIGN HERE F

Signature _______________________________________________    Date ____________________

BOX E:                                                                                METHOD OF DELIVERY

Mail or deliver this Letter of Transmittal and the Election Form, or a facsimile thereof, together with the certificate(s) representing your shares of Granite Common Stock, to the Exchange Agent at one of the addresses listed below:

BY MAIL: EquiServe Trust Corporate Actions Post Office Box 43025 Providence, RI 02940-3025	BY HAND: Securities Transfer & Reporting c/o EquiServe Trust 100 Williams Street, Galleria New York, New York 10038	BY OVERNIGHT DELIVERY: EquiServe Trust Attn: Corporate Actions 40 Campanelli Drive Braintree, MA 02184
TELEPHONE ASSISTANCE: 1-800-969-3386
Method of delivery of the certificate(s) is at the option and risk of the owner thereof. See Instruction No. A(2) .

BOX F:                                                     SIGNATURE(S) GUARANTEED (IF APPLICABLE)

To be completed only if required by Instruction C(3).

Unless the certificates are tendered by the registered holder(s) of the Granite Common Stock, or for the account of a member of a “Signature Guarantee Program” (“STAMP”), Stock Exchange Medallion Program (“SEMP”) or New York Stock Exchange Medallion Signature Program (“MSP”) (an “Eligible Institution”), the signature(s) in Box C must be guaranteed by an Eligible Institution.

Name of Firm

Address of Firm—Please Print

Authorized Signature

SPECIAL PAYMENT AND MAILING INSTRUCTIONS

The stock certificate(s) for shares of Chittenden Common Stock and/or the check issued as payment for the cash consideration (referred to herein as the “Payment Check”) will be issued in the same names (s) as the certificate(s) surrendered and will be mailed to the address of the registered holder(s) indicated in Box A, unless otherwise indicated in Box G and Box H below. If Box G is completed, the signatures in Box C must be guaranteed as set forth in Instruction No. C(3). (See Box F)

BOX G: SPECIAL ISSUANCE INSTRUCTIONS (IF APPLICABLE) See Instruction C(7) .	BOX H: SPECIAL DELIVERY INSTRUCTIONS (IF APPLICABLE) See Instruction C(6).

Complete ONLY if the stock certificate(s) for shares of Chittenden Common Stock and/or Payment Check are to be issued in a name which differs from the name on the surrendered certificate(s). Issue and/or pay to:

Name:

Address:

Complete ONLY if the stock certificate(s) for the shares of Chittenden Common Stock and/or Payment Check are to be mailed to some address other than the address reflected in Box B. Mail to:

Name:

Address:

INSTRUCTIONS

FOR COMPLETING

ELECTION FORM AND

LETTER OF TRANSMITTAL

These instructions are for the accompanying Election Form and Letter of Transmittal for the registered shareholders of Granite State Bankshares, Inc. (“Granite”) in connection with the merger of Granite with and into Chittenden Corporation (“Chittenden”). All elections are subject to the Agreement and Plan of Merger, dated November 7, 2002, by and between Granite and Chittenden (the “Merger Agreement”) that was furnished to Granite shareholders as part of a Proxy Statement/Prospectus dated January 21, 2003. The Election Form and Letter of Transmittal should be properly completed, dated, signed and delivered, together with all certificates representing Granite Common Stock currently held by you (unless a notice of guaranteed delivery is properly completed in accordance with Instruction (A)(3), to EquiServe Trust Company, N.A. (the “Exchange Agent”) at the appropriate address set forth on the front of the Election Form. Please read and follow the instructions regarding the completion of the Election Form and Letter of Transmittal set forth below. If you have any questions concerning the Election Form and Letter of Transmittal, see Instruction C(10).

A.    ELECTION

(1)    Election Deadline.    In order for an election to be effective, the Exchange Agent must receive a properly completed Election Form and Letter of Transmittal, accompanied by the certificate(s) representing all the shares of Granite Common Stock held by you, NO LATER THAN 5:00 P.M., NEW YORK TIME ON MARCH 4, 2003 (the “Election Deadline”). For instructions regarding changes or revocations of your election and the time in which such changes or revocations can be made, see Instruction B(1). You should understand that your election is subject to certain terms and conditions that are set forth in the Election Form and in the Merger Agreement and are described in the Proxy Statement/Prospectus dated January 21, 2003. Copies of the Proxy Statement/Prospectus may be requested from the proxy solicitor at the phone number set forth in Instruction C(10).

(2)    Delivery of Stock Certificates.    In order to make an effective election, you must correctly complete the Election Form and Letter of Transmittal. The Election Form and Letter of Transmittal should be completed, signed, dated and mailed or delivered to the Exchange Agent by the Election Deadline at the address indicated in Box E of the Letter of Transmittal, accompanied by the certificate(s) representing shares of Granite Common Stock being surrendered in exchange for cash and/or shares of Chittenden Common Stock or a properly completed guaranty of delivery (See Instruction A(3). For your convenience in surrendering your certificate(s), a return envelope is enclosed.

YOU MAY CHOOSE ANY METHOD TO DELIVER THE ELECTION FORM AND LETTER OF TRANSMITTAL AND YOUR ACCOMPANYING CERTIFICATE(S). HOWEVER, YOU ASSUME ALL RISK OF NON-DELIVERY. IF YOU CHOOSE TO USE THE MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, RETURN RECEIPT REQUESTED, AND THAT YOU PROPERLY INSURE ALL STOCK CERTIFICATES. DELIVERY OF CERTIFICATES WILL BE DEEMED EFFECTIVE AND RISK OF LOSS WITH RESPECT TO SUCH CERTIFICATES SHALL PASS ONLY WHEN SUCH CERTIFICATES ARE ACTUALLY RECEIVED BY THE EXCHANGE AGENT.

(3)    Guaranteed Delivery.    Granite shareholders whose certificates are not immediately available may also make an election by completing the Election Form and Letter of Transmittal and having the Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (subject to the condition that the stock certificates, the delivery of which is thereby guaranteed, are in fact delivered to the Exchange Agent NO LATER THAN 5:00 P.M., NEW YORK TIME, ON THE THIRD NYSE TRADING DAY AFTER THE DATE OF EXECUTION OF THE NOTICE OF GUARANTEED DELIVERY (the “Notice of Guaranteed Delivery Deadline”). The Notice of Guaranteed Delivery may be faxed to the Exchange Agent at 781-575-4826.

IF THE EXCHANGE AGENT HAS NOT RECEIVED YOUR PROPERLY COMPLETED ELECTION FORM AND LETTER OF TRANSMITTAL, ACCOMPANIED BY YOUR CERTIFICATES OF GRANITE COMMON STOCK BY THE ELECTION DEADLINE (UNLESS THE NOTICE OF GUARANTEED DELIVERY HAS BEEN PROPERLY COMPLETED AND SUCH CERTIFICATES ARE RECEIVED BY THE EXCHANGE AGENT BY THE GUARANTY OF DELIVERY DEADLINE), YOUR SHARES WILL BE DESIGNATED NO ELECTION SHARES.

(4)    Shares as to Which No Election is Made.    If a holder of shares of Granite Common Stock marks the “No Election” box on the Election Form, fails to submit a properly completed Election Form and Letter of Transmittal together with certificates representing their shares of Granite Common Stock by the Election Deadline, or as to which delivery of such shares is guaranteed, by the Notice of Guaranteed Deadline, or revokes their previously submitted Election Form and Letter of Transmittal and fails to submit a property completed Election Form and Letter of Transmittal together with certificate(s) representing their shares of Granite Common Stock or as to which delivery is guaranteed, the shares held by such holder (each, a “Non-Electing Shareholder”), shall be designated “No-Election” shares and exchanged in accordance with the allocation provisions of the Merger Agreement. In addition, a Granite shareholder who does not tender an election for all his, her or its shares will be deemed to be a Non-Electing Shareholder with respect to those shares not tendered.

(5)    Lost, Stolen or Destroyed Certificates.    If your certificate(s) of Granite Common Stock has been lost, stolen or destroyed, you should notify Registrar and Transfer Company promptly at 1-800-866-1340. The Registrar and Transfer Company will forward additional documentation necessary to be completed in order to effectively surrender your lost, stolen or destroyed certificates. In order to make an effective election with respect to the lost certificates, you must complete the additional documentation and pay for an indemnity bond covering the lost, stolen or destroyed certificates(s). IF YOU HAVE NOT COMPLETED THE ELECTION FORM, COMPLIED WITH THE PROCEDURES FOR REPLACING LOST CERTIFICATES AND PAID FOR THE INDEMNITY BOND PRIOR TO THE ELECTION DEADLINE, YOU WILL BE DEEMED TO HAVE MADE NO ELECTION WITH RESPECT TO SHARES OF GRANITE COMMON STOCK REPRESENTED BY THE LOST, STOLEN OR DESTROYED CERTIFICATES.

B.    SPECIAL CONDITIONS

(1)    Change or Revocation of Election.    A holder of shares of Granite Common Stock who has made an election may at any time prior to the Election Deadline change such election by submitting to the Exchange Agent a revised Election Form and Letter of Transmittal (or a facsimile thereof), properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline.

(2)    Nullification of Election.    All Election Forms will be void and of no effect if the merger is not consummated and stock certificates submitted with the Election Form will be promptly returned to the person(s) submitting the same.

(3)    Joint Forms of Election.    For purposes of this Election Form and Letter of Transmittal and the allocation procedures described under “CHITTENDEN MAY ADJUST AN ELECTION” on the Election Form and Letter of Transmittal, holders of shares of Granite Common Stock who join in making a joint election will be considered to be a single holder of such shares. A joint Election Form and Letter of Transmittal may be submitted only by persons submitting certificates registered in different forms of the same name (e.g. “John Smith” on one certificate and “J. Smith” on another) and by persons who may be considered to own each other’s shares by reason of the ownership attribution rules contained in Section 318(a) of the Internal Revenue Code of 1986, as amended. If the Election Form and Letter of Transmittal are submitted as a joint Election Form and Letter of Transmittal, each record holder of shares of Granite Common Stock covered thereby must properly sign the Election Form and the Letter of Transmittal, attaching additional sheets if necessary. The signatures of such holders will be deemed to constitute a certification that the persons submitting a joint Election Form and Letter of Transmittal are eligible to do so.

(4)    Forms or Election of Nominees.    Any record holder of shares of Granite Common Stock who is a nominee (such as a broker holding shares in “street name”) may submit one or more Election Forms and Letters of Transmittal, indicating on the form or forms a combination of elections covering up to the aggregate number of shares of Granite Common Stock owned by such record holder. However, upon the request of Chittenden, such record holder will be required to certify to the satisfaction of Chittenden that such record holder holds such shares of Granite Common Stock as nominee for the beneficial owners of such shares. Each beneficial owner for whom such an Election Form and Letter of Transmittal is so submitted will be treated as a separate stockholder of Granite for purposes of allocating Chittenden Common Stock and cash payments to be issued upon consummation of the merger.

C.    GENERAL

(1)    Listing of Certificates.    List the stock certificate number and number of shares represented by each Granite Common Stock certificate surrendered for exchange in the space provided in Box B of the Election Form and Letter of Transmittal. If applicable, please also indicate the number of shares held in the Dividend Reinvestment Plan (“DRIP”). If the space provided is inadequate, use a separate schedule and attach it to the Election Form and Letter of Transmittal. The total number of shares of Granite Common Stock surrendered for exchange for cash and/or Chittenden Common Stock plus any shares held in the DRIP should equal the total number of shares of Granite Common Stock held of record by the holder as indicated on the books of Granite. The Exchange Agent may delay the exchange until any difference in the number of shares of Granite Common Stock surrendered and the number of shares of Granite Common Stock held of record is resolved.

(2)    Signatures.    Except as otherwise permitted below, you must sign the Election Form and Letter of Transmittal exactly the way your name appears on the face of your surrendered stock certificate(s). If the shares are owned by two or more persons, each must sign exactly as his, her, or its name appears on the face of the surrendered certificate(s).

(3)    Signature Guarantee.    If any Payment Check(s) and/or certificate(s) for Chittenden Common Stock is to be issued in a name different from that appearing on the face of the surrendered certificate(s), the certificate(s) must be properly endorsed by the registered holder(s) thereof or accompanied by appropriate stock powers properly executed and the signature(s) to the endorsement on the stock power must be guaranteed by a commercial bank or trust company located in the United States or by a firm of brokers having membership in a national securities exchange and Box F — “SIGNATURE(S) GUARANTEED” — on the Letter of Transmittal must be completed.

(4)    Issuance of Payment Check(s) and Certificate(s).    The Payment Check(s) and/or certificate(s) for shares of Chittenden Common Stock will be issued in the name of the registered holder(s) as inscribed on the surrendered certificate(s). However, if the name is incorrect or wrong, it may be corrected by following Instruction C(5) below. If the Payment Check(s) and/or certificate(s) for shares of Chittenden Common Stock are to be issued in the name of someone other than the registered holder(s) of the surrendered certificate(s), you must follow Instruction C(7) below.

(5)    Correction of or Change in Name.    For a correction of name or for a change in name which does not involve a change of ownership, please complete Box G — “SPECIAL ISSUANCE INSTRUCTIONS” — on the Election Form and Letter of Transmittal and proceed as follows: for a change in name by marriage, etc., the Election Form and Letter of Transmittal should be signed, e.g., “Mary Doe, now by marriage Mary Jones,” with the signature guaranteed as described in Instruction C(3) and Box F should be completed. For a correction in name, the Election Form and Letter of Transmittal should be signed, — e.g., “James E. Brown, incorrectly inscribed as J.E. Brown,” with the signature guaranteed as described in Instruction C(3) and Box F should be completed.

(6)    Special Delivery Instructions.    The Payment Check(s) and/or certificate(s) for shares of Chittenden Common Stock will be mailed to the address of the registered holder(s) as indicated in Box B unless instructions to the contrary are given by completing Box H — “SPECIAL DELIVERY INSTRUCTIONS” — on the Election Form and Letter of Transmittal.

(7)    Transfer of Shares and Rights to Receive Proceeds.    If any Payment Check(s) and/or any certificate(s) for shares of Chittenden Common Stock is to be issued to a person other than the registered holder(s) of the Granite Common Stock surrendered for exchange, then:

•	The certificate(s) representing shares of Granite Common Stock surrendered for exchange must be endorsed by the registered holder(s) or accompanied by an appropriate stock power, with the signature(s) guaranteed in the usual form by a bank or brokerage firm acceptable to the Exchange Agent as described in Instruction C(3);

•	The signature of trustees, executors, administrators, guardians, officers of corporations, attorneys-in-fact or others acting in a fiduciary or representative capacity must be accompanied by proper evidence of each signer’s authority to act; and

•	Box G — “SPECIAL ISSUANCE INSTRUCTIONS” — on the Election Form and Letter of Transmittal must be completed.

(8)    Backup Withholding.    Each person surrendering certificate(s) representing shares of Granite Common Stock to the Exchange Agent is required to provide the Exchange Agent with a correct Taxpayer Identification Number (“TIN”) on Substitute Form W-9, which is provided herein on Box D, and to indicate, if applicable, that such person is not subject to backup withholding. If such person is an individual, the TIN is his social security number. If the Exchange Agent is not provided with the correct TIN, such person may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, failure to provide the information on the form may subject such person to 30% federal income tax withholding on any payment. This form may be used to certify that such person is not a United States citizen or resident. If Box G “SPECIAL ISSUANCE INSTRUCTIONS” is completed, the person named in Box G will be considered the person surrendering certificate(s) representing shares of Granite Common Stock for purposes of backup withholding.

Exempt stockholders (including, among others, certain foreign individuals) are not subject to these backup withholding and reporting requirements and should write “Exempt” on the face of the Substitute Form W-9. However, such stockholders should also provide a TIN to avoid erroneous backup withholding.

(9)    Notice of Defects; Resolution of Dispute.    None of Granite, Chittenden or the Exchange Agent will be under any obligation to notify you or anyone else that the Exchange Agent has not received a properly completed Election Form and Letter of Transmittal or that any of such forms are defective in any way.

The Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change of any Election Form and Letter of Transmittal has been properly made and to disregard immaterial defects in any Election Form and Letter of Transmittal, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(10)    Questions and Requests for Information or Assistance.    If you have any questions or need assistance to complete the Election Form and Letter of Transmittal, please contact Granite’s proxy solicitor, Regan and Associates, Inc. at 1-800-737-3426. You may also obtain additional copies of the Election Form and Letter of Transmittal, as well as copies of the Proxy Statement/Prospectus dated January 21, 2003, from Regan and Associates or from the Exchange Agent at the address and telephone numbers set forth on the Election Form and Letter of Transmittal.

D.    DELIVERY OF CERTIFICATES OF CHITTENDEN COMMON STOCK AND/OR PAYMENT CHECKS

Within five to seven business days after the later of (i) the Election Deadline or (ii) the effective time of the merger, the Exchange Agent will make the allocations of cash and Chittenden Common Stock to be received by holders of Granite Common Stock or their designees in accordance with the Merger Agreement and the Election Form and Letter of Transmittal. The Exchange Agent will then issue and mail to you a certificate representing shares of Chittenden Common Stock and/or a Payment Check for any cash to which you are entitled (and, if applicable, a check in lieu of a fractional share), provided you have delivered the required certificate(s) for your shares of Granite Common Stock in accordance with the terms of the Election Form and Letter of Transmittal.

If you do not submit an effective Election Form and Letter of Transmittal, as soon as practicable after the completion of the merger, the Exchange Agent will mail to you a Letter of Transmittal and instructions for use in effecting the surrender of the certificate(s) representing shares of Granite Common Stock in exchange for the merger consideration allocated to you.